UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                            (AMENDMENT NO. 1)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NATIONAL FUEL GAS COMPANY
    -------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1 PER SHARE
    -------------------------------------------------------------------
                       (Title of Class of Securities)

                                 636180101
         ---------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                               PAUL REINSTEIN
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

         ---------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              NOVEMBER 22, 2006
         ---------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 636180101                                         Page 2 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE GP, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 4,674,524
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 4,674,524


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,674,524

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%

    14      TYPE OF REPORTING PERSON

            OO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 3 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE, L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
 NUMBER OF
                 0
  SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 869,100
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
 REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 869,100

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 869,100

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 4 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

            7    SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 866,700
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
              10  SHARED DISPOSITIVE POWER
PERSON WITH
                 866,700

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            866,700

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

CUSIP NO. 636180101                                          Page 5 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (TEXAS), L.P.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
 NUMBER OF
                 0
  SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 632,100
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
 REPORTING
             10  SHARED DISPOSITIVE POWER
 PERSON WITH
                 632,100

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            632,100

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%

    14      TYPE OF REPORTING PERSON

            PN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 6 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                  AF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 3,828,200
 OWNED BY
             9   SOLE DISPOSITIVE POWER
   EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 3,828,200

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,828,200

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%

    14      TYPE OF REPORTING PERSON

            OO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 7 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,460,300
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,460,300

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,460,300

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%

    14      TYPE OF REPORTING PERSON

            CO

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 8 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NEW MOUNTAIN VANTAGE HOLDCO LTD.

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 1,460,300
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
                10  SHARED DISPOSITIVE POWER
PERSON WITH
                 1,460,300

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,460,300

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.8%

    14      TYPE OF REPORTING PERSON

            CO

                                SCHEDULE 13D

CUSIP NO. 636180101                                        Page 9 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            STEVEN B. KLINSKY

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 AF, PF

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 6,134,824
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 6,134,824

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,134,824

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%

    14      TYPE OF REPORTING PERSON

            IN

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 10 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            NMV SPECIAL HOLDINGS, LLC

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

             7   SOLE VOTING POWER
NUMBER OF
                 0
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 2,306,624
 OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 0
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 2,306,624

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,306,624

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.8%

    14      TYPE OF REPORTING PERSON

                                SCHEDULE 13D

  CUSIP NO. 636180101                                       Page 11 of 18 Pages

   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [x]
                                                                      (b) [ ]
   3        SEC USE ONLY

   4        SOURCE OF FUNDS

                 WC

   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA

             7   SOLE VOTING POWER
NUMBER OF
                 667,190
 SHARES
             8   SHARED VOTING POWER
BENEFICIALLY
                 2,306,624
OWNED BY
             9   SOLE DISPOSITIVE POWER
  EACH
                 630,640
REPORTING
             10  SHARED DISPOSITIVE POWER
PERSON WITH
                 2,343,174

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,973,814

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.6%

    14      TYPE OF REPORTING PERSON

            EP

     This Amendment No. 1, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage (Texas), L.P., a Delaware limited partnership ("NMVT"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo"), Mr. Steven
B. Klinsky (collectively, the "NMV Entities"), NMV Special Holdings, LLC, a Delaware limited liability company ("NMVSH"), and the California Public Employees' Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees' Retirement Fund ("CalPERS"), (NMV Entities, NMVSH and CalPERS, collectively, the "Reporting Persons"), amends and supplements the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on October 30, 2006, relating to the common stock, par value $1 per share ("Common Stock"), of National Fuel Gas Company, a New Jersey corporation (the "Issuer"). NMV, NMVC, NMVT, NMV Offshore HoldCo, NMVSH and CalPERS are referred to together as the "Purchasers."(1)

---------------------

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

     The aggregate purchase price of the 6,802,014 shares of Common Stock owned by the Purchasers is $236,402,953.75, including brokerage commissions. The shares of Common Stock owned by the Purchasers were acquired with working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

     (a). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 83,400,866 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 31, 2006 as reported in the Issuer's Amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the Securities and Exchange Commission on September 14, 2006.

     As of the close of business on November 24, 2006, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 6,802,014 shares of Common Stock representing, in the aggregate, approximately 8.2% of the issued and outstanding shares of Common Stock.

     As of the close of business on November 24, 2006, Mr. Klinsky may be deemed to beneficially own an aggregate of 6,134,824 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH representing, in the aggregate, approximately 7.4% of the issued and outstanding shares of Common Stock. Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

     As of the close of business on November 24, 2006, NMV Advisers may be deemed to beneficially own an aggregate of 3,828,200 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMV Offshore representing, in the aggregate, approximately 4.6% of the issued and outstanding shares of Common Stock. NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVT and NMV Offshore are held by persons other than NMV Advisers.

     As of the close of business on November 24, 2006, Vantage GP may be deemed to beneficially own an aggregate of 4,674,524 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVT and NMVSH representing, in the aggregate, approximately 5.6% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVT and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVT and NMVSH are held by persons other than Vantage GP.

     As of the close of business on November 24, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 1,460,300 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 1.8% of the issued and outstanding shares of Common Stock.

     As of the close of business on November 24, 2006, (i) NMV may be deemed to beneficially own an aggregate of 869,100 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 866,700 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (iii) NMVT may be deemed to beneficially own an aggregate of 632,100 shares of Common Stock, representing approximately 0.8% of the issued and outstanding shares of Common Stock and (iv) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,460,300 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock.

     As of the close of business on November 24, 2006, NMVSH may be deemed to beneficially own an aggregate of 2,306,624 shares of Common Stock, representing approximately 2.8% of the issued and outstanding shares of Common Stock.

     As of the close of business on November 24, 2006, CalPERS may be deemed to beneficially own an aggregate of 2,973,814 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 3.6% of the issued and outstanding shares of Common Stock. CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

     In addition to the foregoing, Mr. F. Fox Benton III, who has entered into a consulting agreement with New Mountain as discussed in Item 6, is the President, director and a shareholder of Moreno Energy, Inc., a Texas Corporation ("Moreno Energy"). Mr. Benton has advised the Reporting Persons that Moreno Energy may be deemed to beneficially own, as of October 27, 2006, an aggregate of 5,000 shares of Common Stock, representing less than ..01% of the issued and outstanding shares of Common Stock and that Mr. Benton may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy. Moreno Energy is an energy investment company engaged principally in the business of owning direct interests in oil and gas properties and both private and public securities of energy companies. The principal business address of Moreno Energy is 8818 Stable Crest Blvd., Houston, TX 77024. No agreement or understanding exists between Mr. Benton or Moreno Energy, on the one hand, and any of the Reporting Persons, on the other hand, with respect to the disposition or the power to vote any of the shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy or Mr. Benton or with respect to the acquisition by Mr. Benton or Moreno Energy of any additional shares of Common Stock.

     (b). Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above. CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 630,640 shares of Common Stock that CalPERS owns directly. CalPERS may be deemed to share the power to dispose or to direct the disposition of the 36,550 shares of Common Stock that CalPERS beneficially owns through managers who manage stock portfolios on behalf of CalPERS and may be deemed to have the sole power to vote or direct the vote of such shares of Common Stock.

     (c). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except 34,100 shares which were sold by CalPERS to NMVSH on 10/31/06 at the market price at time of transaction.

     (d). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (e). Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2006


                                 NEW MOUNTAIN VANTAGE GP, L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE, L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE
                                    (CALIFORNIA), L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE (TEXAS), L.P.

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its general partner

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Director


                                 NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Director


                                    /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky


                                 NMV SPECIAL HOLDINGS, LLC

                                 By: New Mountain Vantage GP, L.L.C.,
                                     its managing member

                                 By:  /s/ Steven B. Klinsky
                                    -----------------------
                                     Steven B. Klinsky
                                     Managing Member


                                 CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

                                 By:  /s/ Christianna Wood
                                    -----------------------
                                     Senior Investment Officer

                                 SCHEDULE A
           TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS


                                    NMV

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
------------------ ------------------------- ------------------------------
    10/6/2006               49,200                        35.45
------------------ ------------------------- ------------------------------
    10/9/2006                  200                        35.53
------------------ ------------------------- ------------------------------
    10/10/2006              44,200                        35.80
------------------ ------------------------- ------------------------------
    10/12/2006               3,400                        36.04
------------------ ------------------------- ------------------------------
    10/16/2006               1,800                        35.98
------------------ ------------------------- ------------------------------
    10/17/2006              37,500                        36.04
----------------- -------------------------- ------------------------------
    10/17/2006              29,700                        36.01
----------------- -------------------------- ------------------------------
    10/18/2006              59,400                        36.12
----------------- -------------------------- ------------------------------
    10/19/2006              22,800                        36.08
----------------- -------------------------- ------------------------------

                                    NMVC

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
------------------ ------------------------- ------------------------------
    10/6/2006               18,800                        35.45
------------------ ------------------------- ------------------------------
    10/9/2006                  100                        35.53
------------------ ------------------------- ------------------------------
    10/10/2006              40,100                        35.80
------------------ ------------------------- ------------------------------
    10/12/2006               3,500                        36.04
------------------ ------------------------- ------------------------------
    10/16/2006               1,800                        35.98
------------------ ------------------------- ------------------------------
    10/17/2006              38,300                        36.04
------------------ ------------------------- ------------------------------
    10/17/2006              30,200                        36.01
------------------ ------------------------- ------------------------------
    10/18/2006              59,100                        36.12
------------------ ------------------------- ------------------------------
    10/19/2006              22,800                        36.08
------------------ ------------------------- -------------------------------

                                    NMVT

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
------------------ ------------------------- ------------------------------
    9/29/2006               18,500                        36.38
------------------ ------------------------- ------------------------------
    9/29/2006               26,100                        36.38
------------------ ------------------------- ------------------------------
    10/2/2006               10,300                        36.37
------------------ ------------------------- -------------------------------
    10/3/2006                5,600                        36.34
------------------ ------------------------- -------------------------------
    10/3/2006              106,100                        35.99
------------------ ------------------------- -------------------------------
    10/4/2006              127,300                        35.72
------------------ ------------------------- -------------------------------
    10/6/2006               42,100                        35.45
------------------ ------------------------- -------------------------------
    10/9/2006                  200                        35.53
------------------ ------------------------- -------------------------------
    10/10/2006              34,700                        35.80
------------------ ------------------------- -------------------------------
    10/12/2006               2,500                        36.04
------------------ ------------------------- -------------------------------
    10/16/2006               1,400                        35.98
------------------ ------------------------- -------------------------------
    10/17/2006              27,800                        36.04
------------------ ------------------------- -------------------------------
    10/17/2006              21,100                        36.01
------------------ ------------------------- -------------------------------
    10/18/2006              43,700                        36.12
------------------ ------------------------- -------------------------------
    10/19/2006              16,900                        36.08
------------------ ------------------------- -------------------------------

                                   NMVSH

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
------------------ ------------------------- ------------------------------
    10/23/2006             478,100                        36.80
------------------ ------------------------- ------------------------------
    10/24/2006             203,000                        37.05
------------------ ------------------------- ------------------------------
    10/24/2006              57,900                        37.00
------------------ ------------------------- ------------------------------
    10/26/2006             328,300                        37.69
------------------ ------------------------- ------------------------------
    10/27/2006             292,700                        37.73
------------------ ------------------------- ------------------------------
    10/30/2006             105,000                        37.34
------------------ ------------------------- ------------------------------
    10/31/2006              34,100                        37.36
------------------ ------------------------- ------------------------------
    10/31/2006              35,000                        37.44
------------------ ------------------------- ------------------------------
    11/1/2006              250,000                        37.38
------------------ ------------------------- ------------------------------
    11/3/2006               47,807                        38.11
------------------ ------------------------- ------------------------------
    11/6/2006               32,917                        37.98
------------------ ------------------------- ------------------------------
    11/7/2006                9,000                        38.17
------------------ ------------------------- ------------------------------
    11/8/2006                3,700                        38.23
------------------ ------------------------- ------------------------------
    11/9/2006               45,900                        38.95
------------------ ------------------------- ------------------------------
    11/10/2006              29,700                        38.00
------------------ ------------------------- ------------------------------
    11/10/2006              99,300                        38.04
------------------ ------------------------- ------------------------------
    11/13/2006             161,000                        37.61
------------------ ------------------------- ------------------------------
    11/22/2006              76,400                        37.00
------------------ ------------------------- ------------------------------
    11/24/2006              16,800                        37.28
------------------ ------------------------- ------------------------------

                                  CalPERS

----------------- ------------------------- ------------------------------
     Date           Shares of Common Stock    Approximate Price per Share
                           Purchased            (inclusive of commissions)
------------------ ------------------------- ------------------------------
------------------ ------------------------- ------------------------------
    9/28/2006                  300                        36.74
------------------ ------------------------- ------------------------------
    9/29/2006                 (500)                       36.36
------------------ ------------------------- ------------------------------
    10/10/2006              (5,600)                       35.77
------------------ ------------------------- ------------------------------
    10/11/2006              (6,600)                       35.96
------------------ ------------------------- ------------------------------
    10/12/2006              (8,700)                       36.10
------------------ ------------------------- ------------------------------
    10/16/2006              (8,000)                       36.36
------------------ ------------------------- ------------------------------
    10/18/2006              (5,200)                       36.10
------------------ ------------------------- ------------------------------
    10/20/2006              (1,400)                       36.43
------------------ ------------------------- ------------------------------
    10/23/2006             (68,800)                       36.88
------------------ ------------------------- ------------------------------
    10/23/2006             (13,700)                       36.82
------------------ ------------------------- ------------------------------
    10/25/2006              (1,000)                       37.63
------------------ ------------------------- ------------------------------
    10/25/2006              (8,500)                       37.63
------------------ ------------------------- ------------------------------
    10/26/2006              (1,650)                       37.88
------------------ ------------------------- ------------------------------
    10/27/2006             (10,800)                       37.77
------------------ ------------------------- ------------------------------
    10/30/2006              (5,500)                       37.34
------------------ ------------------------- ------------------------------
    10/31/2006              (4,300)                       37.48
------------------ ------------------------- ------------------------------
    10/31/2006             (34,100)                       37.36
------------------ ------------------------- ------------------------------
    11/1/2006              (12,600)                       37.31
------------------ ------------------------- ------------------------------